January 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Curian Variable Series Trust (File No. 811-22613) - Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of Curian Variable Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Notice of Special Meeting of Shareholders of the Curian Guidance – Tactical Moderate Growth Fund, a series of the Trust, (the “Acquired Fund”), an Information Statement, a Combined Information Statement and Prospectus, and a Statement of Additional Information.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on March 6, 2015.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

/s/ Diana R. Gonzalez
Diana R. Gonzalez
Assistant Vice President